Filed Pursuant To Rule 433

Registration No. 333-217785

October 25, 2018

SPDR® Gold ETFs — Quarterly Dashboard

As of September 30, 2018

By the SPDR Gold Strategy Team

What Happened to Gold in the Third Quarter of 2018?

The Federal Reserve raised rates for the 8th time in the current monetary cycle in Q3 2018, which aided in bringing the price of gold down by 5.14%[1]. Despite the decline, gold is still currently up 13.14%[2] from December 17, 2015 when the current interest rate tightening cycle began.

Central banks continued to add gold to their reserves in the first half of the year. The 8% increase year-over-year marks the strongest first half for central bank gold buying in three years. The World Gold Council believes the desire to diversify away from the US dollar continues to drive many central banks' reserve allocation decisions.

Looking ahead With the US midterm elections approaching, many investors will be focusing on determining the market's potential path forward with Congress under either political party's control. Gold investors should remember that US politics is just one factor that influences gold's performance. After all, the gold market is global and we believe that economic growth, market uncertainty, the direction of interest rates and currencies, and market momentum may have a greater impact on the direction of the price of gold than power shifts in Washington.

According to the IMF, global growth is now expected to plateau at 3.7% in 2018 and 2019, down from July's 3.9% estimate. The trade war between the US and China was a key reason for the first downward revision since July 2016. With US earnings growth expected to slow down in 2019, tariffs could start to affect investors' appetite for risk, which could make bullion appealing.

Key Facts

	Fund Size*	30-Day Bid/Ask Spread	30-Day Average Daily Volume
GLD®	$28.3B	$0.01	$668M
GLDM℠	$229M	$0.01	$8.6M
GLDW	$26M	$0.07	$131K

*As of September 30, 2018.

Source: Bloomberg Financial L.P. & State Street Global Advisors.

Gold Vitals

Factors	Trend*	Potential Impact**	30-September-18	52 Week High	52 Week Low
Gold Price (USD/oz)	↓	↓	1187.3	1355.0	1178.4
Gold Bullish Sentiment %	→	→	50.0	75.0	8.3
Stock Market Volatility	↓	↓	12.1	37.3	9.1
Gold Spec. Interest (moz)	↓	↓	-0.7	24.6	-0.7
Crude Oil (USD/bbl)	↑	↑	73.3	74.2	49.3
US Dollar Index	↑	↓	95.1	96.7	88.6
Gold ETF holdings (moz)	→	→	74.8	80.0	74.8
10-Year TIPS Yields %	↑	↓	0.91	0.93	0.41

Gold holdings in ETFs represent 25 gold ETFs. Source: Bloomberg Finance L.P., State Street Global Advisors. Indices representing the above asset classes are as follows: Gold = LBMA Afternoon Gold Price as tracked by ICE Benchmark Administration Ltd., Gold Bullish Sentiment (%) = Bloomberg Commodity Sentiment Gold Bullish Readings Index, Stock Market Volatility: SPX Volatility Index, Gold Spec. Interest = Gold Net Speculative Long Positions from the Commitment of Traders Report released by the CFTC, Crude Oil = Bloomberg Generic Front Month Crude Prices, US Dollar Index = The US Dollar Index. 10-Year TIPS Yields = Bloomberg Generic Government 10 Year TIPS Yield Index. (See "Glossary" on Page 4 for details on indices or benchmarks). MOZ represent Million Ounces.

Asset Class Returns and Correlations***

	Returns			Correlation to Gold				
	September (%)	Trailing 3-Mo.(%)	Trailing 12-Mo.(%)	September Correlation	Corr. Over Past 3 Months	September	Trailing 3-Mo.	Trailing 12-Mo.
USD	-0.01	0.70	2.21	Strong Negative	Strengthening	-0.73	-0.46	-0.46
Solactive GLD Long USD Gold Index	-1.31	-4.48	-4.02	Strong Positive	Weakening	0.51	0.53	0.46
10-Yr TIPS	-1.16	-1.15	-0.54	Weak	Flat	0.04	-0.04	0.09
Commodities	3.75	-0.24	21.78	Moderate Negative	Strengthening	-0.32	0.08	0.21
Equities	0.43	7.20	15.66	Weak Positive	Flat	0.13	0.15	0.13
Gold	-1.26	-5.05	-7.47	—	—	—	—	—

Source: Bloomberg Finance L.P., State Street Global Advisors.

Past performance is not a guarantee of future results.

Indices representing the above asset classes are as follows: Gold = LBMA Afternoon Gold Price as tracked by ICE Benchmark Administration Ltd., USD = The US Dollar Index, 10-Year TIPS = S&P 10 Year U.S. TIPS Index Total Return, Commodities = S&P Goldman Sachs Commodity Index, Equities = S&P 500 Index.

In terms of "Strengthening" and "Weakening" correlation, it's a comparison between the December correlation and the trailing 3-month correlation. It is considered "Strengthening" when the December correlation is greater than 0.2 and greater than the trailing 3-month correlation. It is considered "Weakening" when the December correlation is less than -0.2 and less than the trailing 3-month correlation. It is considered "Flat" when none of the criteria above fits.

STATE STREET GLOBAL ADVISORS
SPDR

WORLD GOLD COUNCIL

SPDR® Gold ETFs — Quarterly Dashboard Gold pulls back as equities continue to reach all-time highs. Figure 1: Gold and US Dollar Index — LBMA Gold Price PM (USD/oz) (LHS) — US Dollar Index (RHS) Source: Bloomberg Finance L.P., State Street Global Advisors. Figure 2: Gold and Equities — LBMA Gold Price PM (USD/oz) (LHS) — SPX Index (RHS) Source: Bloomberg Finance L.P., State Street Global Advisors. Figure 3: Gold and Commodities — LBMA Gold Price PM (USD/oz) (LHS) — S&P GSCI (RHS) Source: Bloomberg Finance L.P., State Street Global Advisors. Figure 4: Gold and 10-Year TIPS Yields — LBMA Gold Price PM (USD/oz) (LHS) — US 10-yr Inflation-Yields (RHS) Source: Bloomberg Finance L.P., State Street Global Advisors. Past performance is not a guarantee of future results. Index performance does not represent the performance of any particular exchange traded fund. State Street Global Advisors 2

SPDR® Gold ETFs — Quarterly Dashboard Gold Comex short positioning reached new highs during the quarter as the price of gold was pulling-back. Figure 5: Stock Market Volatility — LBMA Gold Price PM (USD/oz) (LHS) — VIX Index (RHS) Source: Bloomberg Finance L.P., State Street Global Advisors. Figure 6: COMEX Positioning ï® Long (LHS)ï® Short (LHS) — Net Position (LHS) — LBMA Gold Price PM (USD/oz) (RHS) Source: Bloomberg Finance L.P.,CFTC and State Street Global Advisors. Figure 7: Gold Sentiment — LBMA Gold Price PM (USD/oz) (LHS) — Gold Bullish Sentiment (RHS) Source: Bloomberg Finance L.P., State Street Global Advisors. Figure 8: Gold ETF Holdings† — LBMA Gold Price PM (USD/oz) (LHS) — Gold Holdings in ETFs (RHS) Source: Bloomberg Finance L.P., State Street Global Advisors. Past performance is not a guarantee of future results. Index performance does not represent the performance of any particular exchange traded fund. State Street Global Advisors 3

SPDR® Gold ETFs — Quarterly Dashboard

Figure 9: SPDR® Gold Shares performance as of September 30, 2018

	1 Month (%)	QTD (%)	YTD (%)	1 Year (%)	3 Years (%)	5 Years (%)	10 Years (%)	Since Inception 11/18/2004 (%)
NAV	-1.30	-5.15	-8.70	-7.84	1.74	-2.58	2.58	6.96
Market Value	-0.66	-4.96	-8.81	-7.25	1.81	-2.53	2.85	6.88
LBMA Gold Price PM	-1.26	-5.05	-8.04	-7.47	2.14	-2.19	2.99	7.38

Source: spdrs.com.

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance. Performance returns for periods of less than one year are not annualized.

The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are listed for trading, as of the time that the Fund's NAV is calculated. If you trade your shares at another time, your return may differ.

Gross and Net Expense Ratio: 0.40%.

Figure 10: SPDR® Long Dollar Gold Trust performance as of September 30, 2018

	1 Month (%)	QTD (%)	YTD (%)	1 Year (%)	3 Years (%)	5 Years (%)	10 Years (%)	Since Inception 01/30/2017 (%)
NAV	-1.35	-4.60	-4.90	-4.50	N/A	N/A	N/A	-2.29
Market Value	-0.08	-4.23	-4.60	-3.01	N/A	N/A	N/A	-2.13
LBMA Gold Price PM	-1.31	-4.48	-4.55	-4.02	N/A	N/A	N/A	-1.80

Source: spdrs.com.

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance. Performance returns for periods of less than one year are not annualized.

The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are listed for trading, as of the time that the Fund's NAV is calculated. If you trade your shares at another time, your return may differ.

Gross and Net Expense Ratio: 0.50%.

Figure 11: SPDR® Gold Trust MiniShares℠ performance as of September 30, 2018

	1 Month (%)	QTD (%)	YTD (%)	1 Year (%)	3 Years (%)	5 Years (%)	10 Years (%)	Since Inception 06/25/2018 (%)
NAV	-1.28	-5.10	N/A	N/A	N/A	N/A	N/A	-5.84
Market Value	-0.75	-4.87	N/A	N/A	N/A	N/A	N/A	-5.33
LBMA Gold Price PM	-1.26	-5.05	N/A	N/A	N/A	N/A	N/A	-5.80

Source: spdrs.com.

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance. Performance returns for periods of less than one year are not annualized.

The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are listed for trading, as of the time that the Fund's NAV is calculated. If you trade your shares at another time, your return may differ.

Gross and Net Expense Ratio: 0.18%.

State Street Global Advisors

4

SPDR® Gold ETFs — Quarterly Dashboard Glossary Bloomberg Commodity Sentiment Gold Bullish Readings Index A weekly measure of analysts and traders who are bullish on gold that is compiled by Bloomberg News. The number of participants in the survey may vary. COMEX The main futures market for trading metals such including gold, silver, copper and aluminum. Gold Bullish Sentiment A measure of gold market sentiment created and published by Bloomberg. The weekly survey measures the percentage of gold analysts and traders who are bullish, bearish or neutral on gold. ICE U.S. Treasury 7–10 Year Bond Index A fixed-income benchmark created by the Intercontinental Exchange, or ICE, that focuses on debt issued by the US Department of the Treasury. The index includes only US dollar denominated, fixed-rate securities that have a minimum term to maturity greater than seven years and less than or equal to 10 years. LBMA Gold Price The LBMA Gold Price is determined twice each business day (10:30 a.m. and 3:00 p.m. London time) by the participants in a physically settled, electronic and tradable auction administered by the IBA using a bidding process that determines the price of gold by matching buy and sell orders submitted by the participants for the applicable auction time. Long Gold Positions Speculative long positions on gold and other futures are recorded in the weekly Commitment of Traders Report published by the Commodities Futures Trading Commission, or CFTC, and measure the amount of gold ounces that are represented by gold futures that will be profitable should the price of gold rise. Net Positions Net positions in gold futures and other futures markets is the difference between the number of speculative long and speculative short positions. The data, found in the weekly Commitment of Traders Report, are published by the Commodities Futures Trading Commission, or CFTC. S&P Goldman Sachs Commodity Index, or S&P GSCI A production-weighted index launched in 1992 that tracks the performance of 24 commodity futures contracts. The index, tilts to commodities that are more heavily produced globally, so its weights more heavily to crude oil than, say, to cocoa. Short Gold Positions Speculative short positions on gold and other futures are recorded in the weekly Commitment of Traders Report published by the Commodities Futures Trading Commission, or CFTC, and measure the amount of gold ounces that are represented by gold futures that will be profitable should the price of gold fall. SPX Volatility Index VIX, or CBOE Volatility Index The SPX Volatility Index, also called the VIX or the CBOE Volatility Index, is a measure of the market’s expectation of 30-day volatility. It is constructed using the implied volatilities of a wide range of S&P 500 index options. Solactive GLD Long USD Gold Index seeks a long position in physical gold while hedging the value of the US dollar away. The index will use a basket of foreign currencies-including the Euro, Japanese yen, British pound, Canadian Dollar, Swedish Krona and Swiss Franc to reduce its exposure to the dollar. US Dollar Index The US Dollar Index (DXY) Index measures the performance of the US Dollar against a basket of currencies: the euro (EUR), the Japanese yen (JPY), the British pound sterling (GBP), the Canadian dollar (CAD), the Swiss Franc (CHF) and the Swedish krona (SEK). US Generic Government 10 Year Yields Index A fixed-income index compiled by Bloomberg that measures yields of generic US, on-the-run, government notes and bond indices. Yields are yield to maturity and pre-tax, are based on the ask side of the market and are updated intraday. Yields included in the index are precise to 4 decimal places. US 10-Year Treasury Note Yield (Used in Macro Sensitivity) The interest rate paid to holders of U.S. 10 Year Treasury Notes. The rate is comprised of Generic United States on-the-run government 10 Year Treasuries. The yield quoted is yield to maturity and on a pre-tax basis. Email USSPDR-Gold@ssga.com * We define Trend as a comparison between end-of-month; 50-day; and 200-day readings for each factor. A positive trend is identified if either the end-of month reading is greater than the 50-day reading or if the 50-day reading is greater than the 200-day reading. We identify a negative trend when either the end-of month reading is less than the 50-day reading or when the 50-day reading is less than the 200-day reading. We define a flat trend as instances when the prevailing movement is neither positive nor negative. ** We define “Potential Impact” as the possible impact each of the trends may have on the price of gold. *** We view the correlation coefficient as a metric that measures the strength and direction of a linear relationship between two variables. We believe it measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. We consider a correlation between -1.0 to -0.5 or 0.5 to 1.0 to be “strong;” one between -0.5 to -0.3 or 0.3 to 0.5 to be “moderate;” and one between -0.3 to -0.1 or 0.1 to 0.3 to be “weak.” We view a correlation coefficient between -0.1 to 0.1 as having “no correlation” or a “very weak” correlation. † Gold holdings in ETFs are represented by the securities tracked by the securities tracked by Bloomberg Financial L.P.; Company Filings & World Gold Council as of June 30, 2018. ¹ Source: Bloomberg Financial L.P. and State Street Global Advisors, as of 09/30/2018. 2 Source: Bloomberg Financial L.P. and State Street Global Advisors, as of 09/30/2018. State Street Global Advisors 5

SPDR® Gold ETFs — Quarterly Dashboard ssga.com | spdrs.com Important risk information Investing involves risk, and you could lose money on an investment in each of SPDR® Gold Shares Trust (“GLD®”), SPDR® Gold MiniSharesSM Trust (“GLDMSM”), a series of the World Gold Trust, and SPDR® Long Dollar Gold Trust (“GLDWSM”), a series of the World Gold Trust (together, the “Funds”). ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. GLDW is subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). U.S. regulation of swap agreements is rapidly changing and is subject to further regulatory developments which could be adverse to GLDW. GLDW’s swap agreements will be subject to counterparty risk and liquidity risk. Currency exchange rates between the U.S. dollar and non-U.S. currencies may fluctuate significantly over short periods of time and may cause the value of GLDW’s investments to decline. GLDW is a passive investment vehicle that is designed to track the Index. GLDW’s performance may deviate from changes in the levels of its Index (i.e., create “tracking error” between GLDW and the Index) for a number of reasons, such as the fees and expenses of GLDW, which are not accounted for by the Index. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. Diversification does not ensure a profit or guarantee against loss. Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to SPDR® Gold Trust (“GLD®”), SPDR® Gold MiniSharesSM Trust (“GLDMSM”) and SPDR® Long Dollar Gold Trust (“GLDWSM”): The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for GLD. The World Gold Trust has filed a registration statement (including a prospectus) with the SEC for each of GLDM and GLDW. The World Gold Trust has also filed the prospectus for GLDW with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents each Fund has filed with the SEC for more complete information about each Fund and these offerings. Please see each Fund’s prospectus for a detailed discussion of the risks of investing in each Fund’s shares. The GLD prospectus is available by clicking here, the GLDM prospectus is available by clicking here, and the GLDW prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Funds or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053. None of the Funds is an investment company registered under the Investment Company Act of 1940 (the “1940 Act”). As a result, shareholders of each Fund do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act. GLD and GLDM are not subject to regulation under the CEA. As a result, shareholders of each of GLD and GLDM do not have the protections afforded by the CEA. Shares of each Fund trade like stocks, are subject to investment risk and will fluctuate in market value. The values of GLD shares and GLDM shares relate directly to the value of the gold held by each Fund (less its expenses), respectively. Fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLDW shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLDW shares relates directly to the value of the gold held by GLDW (less its expenses) and the value of a basket (“FX Basket”) comprising the euro, Japanese yen, British pound sterling, Canadian dollar, Swedish krona and Swiss franc (“Reference Currencies”) against the U.S. dollar. A decline in the price of gold and/or an increase in the value of the Reference Currencies comprising the FX basket against the U.S. dollar could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold and the price of each Reference Currency against the U.S. dollar represented by them. None of the Funds generate any income, and as each Fund regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Fund share will decline over time to that extent. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of the Sponsor of each of GLD, GLDM and GLDW. GLD® is a registered trademark of World Gold Trust Services, LLC used with the permission of World Gold Trust Services, LLC. MiniSharesSM, GLDMSM and GLDWSM are service marks of WGC USA Asset Management Company, LLC used with the permission of WGC USA Asset Management Company, LLC. Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties makes any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto. Important Information Relating to Solactive GLD® Long USD Gold Index: GLDW is not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/ or Index trademark or the Index value at any time or in any other respect. The Index is calculated and published by Solactive AG. Solactive AG uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards GLDW, Solactive AG has no obligation to point out errors in the Index to third parties including but not limited to investors in and/or financial intermediaries transacting in or with GLDW. Neither publication of the Index by Solactive AG nor the licensing of the Index or Index trademark for the purpose of use in connection with GLDW constitutes a recommendation by Solactive AG to invest capital in GLDW nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in GLDW. For more information, please contact the Marketing Agent for GLD, GLDM and GLDW: State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210; T: +1 866 320 4053 spdrgoldshares.com. © 2018 State Street Corporation. Al l Rights Reserved. State Street Global Advisors ID14181-1992645.5.1.AM.RTL 0918 Exp. Date: 01/31/2019

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.